John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
2041 West 141st Terrace, Suite 119
Leawood, KS  66224
Phone: 913.660.0778   Fax: 913.660.9157
 john.lively@1940actlawgroup.com

December 20, 2011

Ms. Laura Hatch

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 811-22208 and 333-151672)

Dear Ms. Hatch:

On October 26, 2011, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 51 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 52 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”) to the Trust’s registration statement.  The Amendment was filed for the purpose of adding Class C Shares to the Angel Oak Multi-Strategy Income Fund, a series portfolio of the Trust (“Fund”).

On December 13, 2011, you provided comments to me relating to the Amendment.  This letter responds to those comments.  For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.  Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”).

The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Fund Summary – Fees and Expenses of the Fund

1.	Comment:	The fee waiver expires June 30, 2012 and it must be in effect for at least a year in order to include it in the fee table.

Response:	The Trust will extend the fee waiver until May 31, 2013.

Fund Summary – Principal Investment Strategy

2.	Comment:
In the recent semi-annual report for the Fund, the majority of the Fund’s investments are listed as being in CMOs (collateralized mortgage obligations).  This specific term is not used in the Fund’s investment strategy section.  Please consider adding this term into the section.

Response:	The Trust has revised the disclosure as you have requested.

Ms. Laura Hatch
U.S. Securities and Exchange Commission
December 20, 2011

Fund Summary – Portfolio Management

3.	Comment:	Please add the month to their length of service to the Fund for each portfolio manager.

Response:	The Trust has revised the disclosure as you have requested.

*                      *                       *
The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and
•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

John H. Lively